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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                       For Period Ended: November 30, 1995



                            SIRCO INTERNATIONAL CORP.
                              (Name of Registrant)




              24 Richmond Hill Avenue, Stamford, Connecticut 06901
                     (Address of Principal Executive Office)




                                     0-4465
                            (Commission File Number)



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                Nothing in this form shall be construed to imply
                that the Commission has verified any information
                                contained herein.

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
Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-K will be filed
                           on or before the fifteenth calendar day following the prescribed due date;

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.


                  The Company's preparation of its Annual Report on Form 10-K for the fiscal year ended November 30, 1995, has been delayed due to the change in control of the Registrant as described in the Company's Current Report on Form 8-K dated March 20, 1995, and incorporated herein by reference, and a change of the Registrant's independent public accountants made during the fiscal year ended November 30, 1995, as described in the Company's Current Report on Form 8-K dated April 3, 1995.

                  As a result of the foregoing, the Company's Annual Report on Form 10-K for the year ended November 30, 1995, cannot be completed and timely filed without unreasonable effort or expense.












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
Part IV


         (1) Name and telephone number of person to contact in regard to this notification.

                Eric M. Hellige                      (212) 421-4100
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         (2)  Have all other periodic reports required under section 13 or 15(d)
              of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes [ ]                   No [X]



         SIRCO INTERNATIONAL CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 26, 1996             By: /s/ Joel Dupre
                                         --------------
                                         Name:  Joel Dupre
                                         Title: Chairman of the Board
                                                   and Chief Executive Officer






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